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RECEIVED MAR - 2 2004 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-476-47

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Corporate Center at Rye 555 Theodore Fremd Avenue
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Brown, Financial and Operations Principal (914) 925-1140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Ernst & Young LLP

1111 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(c)(2)*

DR 3-29

OATH OR AFFIRMATION

I, Arthur J. Brown, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and Supplementary Information pertaining to the firm of Tremont Securities, Inc. as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

LINDA MORRIS
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01MO6045832
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 07-31-2006

Linda Morris
Notary Public

Arthur J. Brown
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [√] (a) Facing page
- [√] (b) Statement of Financial Condition
- [√] (c) Statement of Income
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Shareholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [√] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [√] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [√] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [√] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's Regulated Commodity Futures Account Consent to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 2 2004
WASH, D.C. 158 SECTION

STATEMENT OF FINANCIAL CONDITION

Tremont Securities, Inc.

SEC No. 8-476-47

December 31, 2003

with Report of Independent Auditors

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors....1

Financial Statements

Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

ERNST & YOUNG

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholder
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tremont Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

January 29, 2004

Tremont Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. General Information and Significant Accounting Policies

Tremont Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of Tremont Capital Management, Inc. (the "Parent", formerly Tremont Advisers, Inc.).

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for two nonaffiliated limited partnerships ("Partnerships"). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

All securities transactions are recorded on a trade date basis.

The investment securities consists of 1,300 shares of common stock of The Nasdaq Stock Market, Inc. and is carried at market value based on quoted market prices.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

The operations of the Company are included in the consolidated federal income tax return of the Parent. The Company's share of combined federal and state income taxes is approximately equivalent to the total amount the Company would have recorded for such taxes had they been determined on a separate return basis without benefit of the federal graduated tax rates.